                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                  Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                           ST. PAUL BANCORP, INC.
               (Exact Name of Issuer as Specified in Charter)

              6700 WEST NORTH AVENUE, CHICAGO, ILLINOIS  60707
                   (Address of Principal Executive Office)

       Issuer's telephone number, including area code  (773) 804-2282

     I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

       1.   Title of security:  COMMON STOCK, PAR VALUE $.01 PER SHARE

       2.   Number of shares outstanding before the change: 18,257,393

       3.   Number of shares outstanding after the change: 22,821,741

       4.   Effective date of change: JANUARY 14, 1997

       5.   Method of change:
            Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
                                 STOCK SPLIT

     Give brief description of transaction: FIVE-FOR-FOUR STOCK SPLIT IN THE FORM OF 25% STOCK DIVIDEND.

     II. CHANGE IN NAME OF ISSUER

       1.   Name prior to change:

       2.   Name after change:

       3.   Effective date of charter amendment changing name:

       4.   Date of shareholder approval of change, if required:


      Date:  DECEMBER 16, 1996       /s/ Clifford M. Sladnick
                                     -------------------------------------------
                                     Clifford M. Sladnick, Senior Vice President
                                     General Counsel and Corporate Secretary